EMPRESAS ICA, S.A.B. DE C.V.

             August 3, 2012

VIA EDGAR TRANSMISSION

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 4631
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Empresas ICA, S.A.B. de C.V. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 30, 2012 File No. 1-11080

Dear Mr. Cash:

By letter dated July 6, 2012, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on April 30, 2012 by the ICA Corporation (Empresas ICA, S.A.B de C.V. or the “Company”).  The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 38

A. Operating Results, page 39 - Consolidated Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Gross Profit, page 40

1.
In future filings, please quantify and discuss your consolidated gross profit as a percentage of total revenue. Your narrative should include a quantified discussion of the significant factors that impacted these percentages during each period presented.

Response:

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the fiscal year ended December 31, 2012, quantify and discuss its consolidated gross profit as a percentage of total revenue, and will include a quantified discussion of the significant factors that impacted these percentages during each period presented.

General Expenses, page 40

2.
In future filings, please quantify and discuss your consolidated selling, general and administrative expenses as a percentage of total revenue. Your narrative should include a quantified discussion of the significant factors that impacted these percentages during each period presented.

Response:

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the fiscal year ended December 31, 2012, quantify and discuss its consolidated selling, general and administrative expenses as a percentage of total revenue, and will include a quantified discussion of the significant factors that impacted these percentages during each period presented.

Effect of Application of the Critical Accounting Policies and Estimates on Results and Financial Position, page 55

Construction Contracts, page 55

3.
We note that you recognize revenue from your construction contracts under the costs incurred or the units of work methods of the percentage-of-completion method. We also note your disclosure that periodically, you evaluate the reasonableness of the estimates used in the determination of the percentage-of-completion, and if, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenue, an adjustment is made in order to reflect the effect in the results of the period in which the adjustment or loss is incurred. Since a significant portion of your revenue is recognized using the percentage-of-completion method, a significant change in your estimates could affect the profitability of your business. In this regard, please expand your disclosures in future filings to provide the following:

•	The number of projects with upward estimate changes and the number of projects with downward estimate changes;

•	The range of increase in gross profit from each project and the range of decrease in gross profit from each project; and

•	The gross amount of favorable and unfavorable adjustments to construction contract estimates-to-complete for each period presented.

Please provide us with a copy of your intended revised disclosure.

Response:

Pursuant to the Staff’s request,  the Company will revise future filings to incorporate the following additional disclosure (presented in example format) in  “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Effect of Application of Critical Accounting Policies and Estimates on Results and Financial Position” of our Annual Report on Form 20-F:

Below is a table summarizing the construction contracts under execution that experienced significant changes in estimates during the periods presented.  Those changes in estimates resulted in a [*]%, [*]% and [*]% increase (decrease) to consolidated gross profit for the years ended December 31, 20[*], 20[*] and 20[*], respectively.

	Number of Projects		Ranges of changes in gross profit (Ps.)		Adjustments to contracts (Ps.)
Year ended December 31, 20[*]	Upward changes	Downward changes	Increase	Decrease	Favorable	Unfavorable
			From: To:	From: To:

Financial Statements, page F-1

Consolidated Statements of Comprehensive Income, pages F-4 and F-5

4.
With reference to the other items of comprehensive income and the disclosure requirements under IAS 1 paragraphs 90 and 91 please provide us with the gross amounts of other items of comprehensive income and their respective tax effects which resulted in the amounts reflected in your Consolidated Statements of Comprehensive Income. With reference to your current disclosures, please reconcile your footnote disclosures with the amounts reflected on page F-5 and tell us what consideration you gave to providing this information collectively rather than throughout your footnotes.

Response:

The Company presents the items that compose other comprehensive income for the periods presented and the cumulative carrying amounts of other comprehensive income, net of taxes, in the consolidated statements of comprehensive income, and the consolidated statements of changes in stockholders’ equity, respectively.   Movements in other comprehensive income with respect to those derivative financial instruments that we consider to be material are disclosed in Note 20 to our consolidated financial statements.  Additionally, the deferred income tax effects related to items of other comprehensive income as of and for the periods presented are disclosed in Note 23 to our consolidated financial statements.

In future filings, we will modify the presentation of other comprehensive income and present such items on a gross basis in the consolidated statement of comprehensive income, aggregating their total tax effects in a separate line. We will also include a breakdown of the aggregated tax effects shown in the consolidated statements of other comprehensive income in a note to the consolidated financial statements, with the appropriate cross reference, as follows (amounts in thousands of pesos):

On the face of the consolidated statements of other comprehensive income:

	Year ended December 31,
	2011	2010
Actuarial losses of labor obligations	$ (164,272)	37,576
Translation effects of foreign subsidiaries and other	618,10	(203,225)
Valuation of financial instruments	479,378	(151,876)
Valuation effect derivative financial instruments of associated company	(162,687)	(97,786)
Deferred income tax effects	(140,994)	66,679

Total comprehensive income for the year	$ 629,526	$ (348,632)

In the notes to the consolidated financial statements:

The amount of income tax related to each item of other comprehensive income in the consolidated statements of comprehensive income are as follows:

	As of and for the Year ended December 31,
Movements of income tax recognized in other comprehensive income:	2011	2010

Beginning balance	$ 228,788	$ 162,109

Actuarial losses of labor obligations	49,440	(11,436)
Valuation of financial instruments	(147,841)	76,873
Translation effects of foreign subsidiaries and other	(42,593)	1,242
Total income tax effects related to items of other comprehensive income for the year	(140,994)	66,679

Ending balance	$ 87,794	$ 228,788

With respect to your request to reconcile our footnote disclosures with the amounts reflected on page F-5, we note that we have disclosed certain deferred income tax effects in Note 23 a), and in future filings we will include a reconciliation of income tax effects on items of other comprehensive income as required by IFRS.

Note 4. Basis of Presentation and Consolidation, page F-11

e. Investment Units, page F-11

5.
Please tell us and revise your disclosures to clarify whether there is an accounting implication to the daily changes in the value of the UDI, and if so, how you treat such implication in your financial statements.

Response:

As of December 31, 2011 and 2010, we had financial liabilities denominated in UDIs in our statements of financial position in the amount of Ps.4,288 million and Ps.2,478 million, respectively.

In accordance with IAS 39, we measure those financial instruments at amortized cost. When determining the effective interest rate in order to measure the debt instruments using the effective interest rate method we do not take into account the expected future changes in the UDI value.  Instead, we consider changes in the value of the UDI during each reporting period and recognize the changes during the period within consolidated net income. We believe inflation-linked financial assets and liabilities, such as those denominated in UDI, are similar to a floating rate financial instrument.  Therefore, we have elected to apply the guidance in IAS 39:AG7 as a reference for our accounting policy with respect to UDI-denominated financial instruments.

In future filings, we will move the accounting policy related to UDIs from the basis of presentation note to the significant accounting policies note. Furthermore, we will expand our disclosures with respect to the accounting of financial instruments measured at amortized cost in order to clarify how we account for UDI-denominated financial instruments.

h. Transaction with RCO, page F-13

6.
We note from your disclosure that the gain recognized from the transaction with RCO “represents the difference between the fair value of shares of CONIPSA and COVIQSA and the fair value of the shares received in exchange of RCO”; however, your table indicates that the gain was calculated using the carrying value of the shares of CONIPSA and COVIQSA. Please advise. Additionally, please tell how your gain calculation considered the equity participation of other investors not associated with you.

Response:

The Company has revisited its disclosure and concluded that the sentence cited by the Staff above should instead read as follows: “This gain represents the difference between the carrying value of the net assets of CONIPSA and COVIQSA sold to RCO and the cash received plus the fair value of the shares of RCO also received in exchange.”

With respect to the calculation of the gain on this transaction, our accounting policy is in accordance with IAS 27(2008): 34. Therefore, upon loss of control of CONIPSA and COVIQSA, we derecognized their assets and liabilities in full and measured any investment retained in those subsidiaries indirectly through our equity participation in RCO (both previously held and newly received in exchange) at its fair value. The remeasurement gain, which forms part of the total gain on the disposal of the subsidiaries, was recognized in our consolidated net income. While we recognize that IAS 28:22 requires that profits and losses resulting from ‘upstream’ and ‘downstream’ transactions between an investor and associated companies be recognized in the investor’s financial statements only to the extent of unrelated investors’ interests in the associated company, we believe there is a conflict between the requirements of IAS 27(2008) and those of IAS 28 regarding how the entity would account for this type of transaction (i.e. IAS 27(2008):34 requires recognition of the gain while IAS 28:22 requires elimination of the portion of the gain as it results from a downstream transaction with an associate). Until this conflict is addressed, we believe our accounting policy is appropriate in accordance with IFRS, as both IAS 27 and IAS 28 have equal status in the IFRS literature.

Based on our accounting policy described in the preceding paragraph, we have recognized the gain on the transaction in full. We acknowledge that our disclosure currently included in our consolidated financial statements is not consistent with our accounting policy described in the preceding paragraph.  Therefore, we will amend, in future fillings, our disclosure to clarify that our accounting policy actually follows IAS 27(2008): 34 rather than IAS 28:22.

i. Acquisition and Sale of Subsidiaries, page F-13

7.	Please tell us how you accounted for the Ps. 151 million of equity provided to Los Portales.

Response:

We have accounted for the acquisition of the additional 30% equity participation in Los Portales as follows: Subsequent to the acquisition of the additional 30% Los Portales became a joint venture, as we share control through a contractual agreement with another equity investor holding the remaining 50% equity participation. In accordance with our current accounting policy for jointly controlled entities, we have proportionately consolidated 50% of the assets and liabilities of Los Portales from the acquisition date. On initial recognition, the assets and liabilities of Los Portales were measured based on their fair  values at the acquisition date, comparing them to the purchase price (excluding transaction costs) plus the fair value of our 20% equity interest previously held and determining goodwill as the difference. In order to establish our accounting policy, we analogized to the guidance in IFRS 3. We believe this is appropriate since there is no guidance in IAS 31 as to the mechanics of the application of proportionate consolidation upon obtaining joint control.

8.
Please tell us the carrying value of Geoicasa, S.A. de C.V. (Geoicasa) at the date the shares were sold. Tell us how you determined the fair value of the remaining 50% interest in Grupo Punta Condesa, S.A. de C.V. you acquired in exchange for the sale of Geoicasa, and how you determined the Ps. 26 million gain on the sale of Geoicasa. Please cite the authoritative literature you relied upon in determining your accounting treatment and clarify why the “other disclosures required by IFRS 3, Business Combinations are not considered relevant.”

Response:

Geoicasa, S.A. de C.V. (“Geoicasa”) and Grupo Punta Condesa, S.A. de C.V.  (“Punta Condesa”) were jointly controlled entities that were recognized in our consolidated financial statements using the proportionate consolidation method. As of the date of the sale, the carrying amount of the net assets of Geoicasa and Punta Condesa attributable to our 50% interest in each company was Ps.33 million and Ps.59 million, respectively. Our joint venture partner in both entities was Corporación Geo, S.A.B. de C.V. As a result of our negotiations to terminate both joint ventures, we agreed to exchange our 50% equity participation in order for us to dispose of our 50% interest in Geoicasa and to obtain a 100% interest in Punta Condesa.

We accounted for the transaction as a disposal of our 50% interest in Geoicasa which resulted in a gain of Ps.26 million, which was calculated as follows:

Fair value of the shares received of Punta Condesa	Ps. 59 million
Carrying value of our 50% of Geoicasa	Ps. 33 million

Gain on sale	Ps. 26 million

The acquisition of control in Punta Condesa was accounted for in accordance with IFRS 3. Therefore, we recognized the net assets of Punta Condesa at fair value on the acquisition date. The consideration transferred was comprised of the fair value of our 50% equity participation in Geoicasa (which was determined based on the fair value of the consideration received in the exchange, that being the shares of Punta Condesa). Transaction costs were expensed as incurred. Our interest previously held in Punta Condesa was remeasured to fair value in accordance with IFRS 3:42; however, no gain or loss was recognized as its fair value equals its carrying value.

In accordance with IFRS 3:45, we have provisionally accounted for this transaction determining the fair value of the consideration transferred, taking as a reference of fair value the book value of Punta Condesa. We believe this is appropriate as Punta Condesa is in its early stages of operations and cost is the best reference of fair value.

The provisional amounts used to account for both the fair value of the net assets acquired and the fair value of the consideration transferred may be adjusted within the twelve months following the acquisition date (December 2011) as we obtain additional information in order to determine the final fair value of the transaction.

The required disclosures under IFRS 3 were not included in the footnotes as we deemed the amounts involved in this transaction to be immaterial with respect to our consolidated financial statements.

Note 5. Significant Accounting Policies, page F-13

w. Revenue Recognition – Construction Contracts, page F-24

9.
Please tell us and expand your disclosure in future filings to address how your policy complies with paragraphs 13-15 of IAS 11, Construction Contracts. Ensure your expanded disclosures clarify that for any revenue recognized with regard to variations, claims and/or incentive payments meet both of the criteria set forth in paragraphs 13-15 of IAS 11. Please also expand your critical accounting policy on page 47 as appropriate.

Response:

Pursuant to the Staff’s request, the Company will revise future filings to include the following disclosure to our accounting policy for revenue recognition both in the footnotes to the consolidated financial statements and in our critical accounting policies section of our Annual Report on Form 20-F:

“A variation to the scope of works can occur due to many factors, including the following: improvements in the construction process due to reduction of supplies or time of execution, local regulatory updates and variations in the conditions for the execution of the project or its start-up, changes in design requested by the client and geological conditions not included in the original plan.  Additionally and with the purpose of identifying potential changes to the contracts, the Company has implemented a method through which it can identify these changes and inform, quantify value, approve and implement them in an efficient manner in the projects.”

A variation is included in contract revenue when:

a.           it is probable that the customer will approve the variation and the amount of revenue arising from the variation; and
b.           the amount of revenue can be reliably measured.

Claims and incentive payments for early termination are recognized as part of revenues from a contract so long as there is sufficient evidence that the client will authorize the payment of these items.  Accordingly, claims and incentives are included in contract revenue only when:

a.           negotiations have reached an advanced stage such that it is probable that the customer will accept the claim; and

b.           the amount that it is probable will be accepted by the customer can be measured reliably.

With respect to incentive payments, revenues are recognized only when the execution of the contract is significantly advanced to conclude that the specified standards of performance will be achieved or exceeded and the amount of the incentive payment can be measured reliably.

*****

As requested by the Staff, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[signature page follows]

Sincerely,

/s/ Victor Bravo
Victor Bravo
Chief Financial Officer

cc:           Alonso Quintana Kawage
The ICA Corporation

Jorge U. Juantorena
Cleary Gottlieb Steen & Hamilton LLP

Arturo García Chávez
Kevin Nishimura
Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited